Mail Stop 6010							November 1, 2005

Kenneth Cohen
President and Chief Executive Officer
Somaxon Pharmaceuticals, Inc.
12750 High Bluff Drive
Suite 310
San Diego, California 92130

Re:	Somaxon Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Filed October 7, 2005
	File Number 333-128871

 Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you are submitting a number of documents in a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
4. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
5. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel.
6. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
7. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
8. We note that you are planning to conduct a directed share offering to officers, directors, employees and others. Please provide us with any material you intend to furnish to potential purchasers such as a
"friends and family" letter. Tell us when you intend to send this material to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. Also, as soon as possible, tell us the number of shares or portion of the offering that will be reserved for sale under your directed share plan. We may have further comments.
9. In the registration statement, please be careful when giving statements of opinion. As one example only, in the Business section, you have included an entire section called "Silenor and Its Advantages." In that section, you include statements of belief regarding scheduling, improvement in key sleep parameters and other similar statements. In light of the fact that your product has not received regulatory approval and that your statements of belief have not been proven, statements of this type are not appropriate for the registration statement and your discussion should be limited to what has been observed and measured. Please revise or delete such statements from the registration statement. We expect substantial changes to several subsections of and statements made in the registration statement in response to this comment.
10. You have stated in numerous places that nalmefene hydrochloride is in Phase II/II trials. Please explain the basis for the disclosure that the product candidate is in this phase rather than Phase II.

Prospectus Summary, page 1
General
11. We note that your disclosure in the first two pages of the Summary is nearly identical to the disclosure in the forepart of the
Business section and the first part of MD&A. To the extent you make changes to the disclosure in response to our comments to the any of these sections of the document, you should make conforming changes elsewhere in the document where similar disclosure or concepts are discussed.
12. Since you have not yet commercialized any products, please delete the statement in the first sentence and throughout the prospectus which states that your company "focuses on. . . commercializing" your product candidates. We note that in a risk factor on page 6, you state, "If our Phase III or other clinical trials fail to demonstrate that SILENOR is safe and effective, it will not receive regulatory approval." You also state that the earliest you will receive results of the Phase III trial you mention is mid-2006 and that you have several clinical trials planned for the product candidate that are not yet enrolled fully. Please delete this statement throughout your prospectus as well, including but not limited to, on pages 2 (under
"Strategy"), 30 and 36.
13. Likewise, you state later in the first paragraph that you intend to continue to build a portfolio of products. You currently have no products or derive any revenue from product sales. Therefore, you should not state or imply that you have a product portfolio.
14. Some of your language is too technical for the forepart of the prospectus. As one example only, your reference to "potent H-1 receptor antagonist," "GABA receptors," "schedule IV controlled substance," "non-benzodiazepine" and other technical terms throughout the Summary and the Risk Factors. These terms should be explained in simple language that investors can easily understand the first time they are used. Please revise your Summary and Risk Factors accordingly.
15. Supplementally, provide us with third-party independent support for or source material which supports each of the following statements.
* One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications. p. 1
* Doxepin has a well-established safety profile... p. 1
* ...health care services and medications used for the treatment of insomnia...is likely to increase with the aging of the U.S. population. p. 38
* We believe that many physicians are uncomfortable prescribing controlled substances, especially when treating a patient with a history of addiction or when other effective non-scheduled treatment options are available. p. 39

Somaxon Pharmaceuticals, Inc., p. 1

16. Some of the information contained in this section is too detailed for a Prospectus Summary, which should highlight the company, its products and strategy. We note that all of the information below the header and above the "Strategy" subsection on page 2 is identical to the information provided in the Business section. Please give careful consideration to the key points in this subsection and highlight those key points in the summary.

17. As currently written, your prospectus summary focuses only the positive attributes of the company. In addition, in revising the disclosure in the prospectus make sure to include a subsection highlighting the risks and challenges the company faces in executing its business plan. Your new disclosure should be at least as prominent as your discussion of product attributes and strategy.
18. On page 1, you mention for the first time clinical trials. Throughout the document, wherever you mention a specific clinical trial, you should also mention, and describe in detail in the Business section, any side affects or adverse events observed or that occurred during the course of the trial.

Risk Factors, p. 6
General
19. In the italicized language under the "Risk Factors" heading, you state, "The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects." You should amend this disclosure to remove the reference to risks that are currently unknown or unforeseen and ensure and state that all known material risks are presented in this section.
20. We note that in several cases, you have included bullet points describing possible reasons that a potential risk factor may come to fruition. However, when disclosing a risk factor, the bullet points should be customized with specific facts that may give rise to the risk factor. As one example only, on page 8 in the disclosure in "Delays in the commencement...," you have provided a list of bullet points that set forth the factors that can delay regulatory approval.
One bullet you have listed relates to reaching approval with a CRO.
If you have reason to believe that reaching an agreement will be a problem for your products, you should disclose your concern and explain its basis, instead of merely referring to a potential problem generically.

Furthermore, you should review all of your bullet points to ensure that your disclosure is customized and fact-specific for the Company as possible. In your response letter, please identify all places where revisions are made in response to this comment.

21. In addition, even where you are not using bullet points, risk factors should be customized to reflect the specific facts that may give rise to the risk factor disclosed. As one example only, in "Materials necessary to manufacture..." on page 11, you should disclose any history of problems obtaining materials or facing other problems of the type set forth in the risk factor. Please customize your risk factors accordingly and advise us of each place where revisions have been made.

Risks related to our business, p. 6
 "Our near-term success is dependent...," p. 6
22. You state, "[t]he patent protection in the United States for SILENOR for the treatment of insomnia is limited to certain lower dosages of its active ingredient, doxepin." Please quantify the lower doses to which patent protection applies.

 "Our clinical trials may fail to demonstrate..., p. 8
23. You state, "To date, we have not successfully completed any Phase
III clinical trials and we have not completed all planned preclinical and Phase I clinical trials for our product candidates." To which of your product candidates does the statement concerning not having completed all planned preclinical and Phase I trials apply? You should expand the disclosure here and in the table on page 38 to provide disclosure about all ongoing clinical trials.

"Our product candidates may cause undesirable...," p. 8

24. Instead of referring to "adverse consequences" resulting from abnormal heart rhythm generically, please disclose with specificity the consequences that may follow.
25. Please delete the sentence beginning with "We and our consultants believe..." The sentence is not appropriate since the abnormal heart rhythm was classified as an adverse event.
26. Please consider including the information relating to the possibility of a black box warning into a separate risk factor.
In
that risk factor, you should explain the implications of being a
Schedule IV drug so that investors can understand the risk factor.
27. In the Business section, in each instance in which you state that doxepin is not a Schedule IV controlled substance and discuss its advantages, please amend the disclosure to state that SILENOR may be classified as Schedule IV controlled substance and discuss the black box warning. We note that this disclosure appears necessary throughout the Business section, particularly in the subsection entitled "Silenor and Its Advantages." Investors need to understand that the advantages you reference may not be realized and are not assured.

Even if our product candidates..., p. 9
28. Please consider including the disclosure relating to international regulation and regulatory approvals as a separate risk factor.

If the manufacturers upon whom we rely...," p. 10
We rely on third parties to conduct our clinical trials, p. 11
29. Please discuss the alternatives you would face and the obstacles you would encounter if you faced problems of the types described in these risk factors.
30. Please disclose whether you have had any problems of the types described in the risk factors.
31. Please discuss the extent to which the third parties upon whom you rely have failed in the past to perform as you expected them to.

Our business depends on our ability to accquire..., p. 13

32. Please describe any difficulties you have faced in the past in acquiring products or companies.
33. Please disclose the existence of any agreements or understandings to acquire any new product candidates that are currently at the letter of intent or similar stage.

We will need to increase the size of our organization..., p. 15
34. To the extent you have had difficulty managing growth in the past, please disclose the problems you have faced, the efforts you undertook to resolve the problems, and whether the problems were resolved satisfactorily.

We may not be able to manage our business effectively..., p. 15
35. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

We have never generated revenues..., p. 16
36. Please update your financial information as of September 30, 2005.

Our quarterly operating results have fluctuated..., p. 17
The use of our net operating loss..., p. 17

37. Please disclose how the information contained in these factors poses a risk to investors.

"The patent rights that we have in-licensed...," p. 17
38. Please disclose any problems you have faced in this section that are of the type described in this risk factor.
39. Please disclose when your patent for SILENOR expires. We note that you have indicated that it expires in 2013 in the Business section. However, if you believe obtaining regulatory approval for your product will take two years, then this would mean that the limited patent protection you have is further limited by protection of only 5 years. If applicable, you should consider including this information in the risk factor as well.

Use of Proceeds, p. 24
40. You have allocated proceeds by percentage. Please revise the percentages to allocate proceeds by dollar amount. Please expand your disclosure to disclose the proceeds that will be allocated in each of these four activities. Also, provide disclosure regarding how much of the proceeds you will allocate for each of your three development programs and state how far the allocated proceeds will take each program or product in the development process.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations, p. 30
Overview, p. 30
Research and Development Expenses, p. 30

41. Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Liquidity and Capital Resources, page 34

42. We note on page 35 that you have not disclosed in your contractual obligation table additional milestone payments under your license agreements. Please disclose the events that will trigger the payment of each potential milestone and the amount of each potential milestone.

Business, p. 36
Our Product Development Programs, p. 38
43. You state that your current product development programs are focused on late-stage development products. Please delete this statement. All of your product candidates will require substantial clinical, and in some cases, preclinical trials that may not be successful before products are actually developed.

SILENOR and Its Advantages, p. 39
44. Supplementally, please provide us with information which supports your conclusion that SILENOR may be the first non-scheduled drug to improve all three sleep parameters mentioned.
45. You state that SILENOR may have potential for long-term use because you believe it will not lose its effectiveness over time. It does not appear that you have any basis for this statement, given that this product candidate has not been subjected to long-term usage for insomnia or any sleep disorders and has not yet received FDA approval. Please delete this statement.
46. Please explain what "number of minutes of wakefulness after falling asleep" is and how this is measured or determined.
47. As to the table on page 41, it is unclear to us what "Awakening X minutes" and "Awakening Y minutes" are. Are these periodic occurrences of wakefulness during the 8-hour TIB cycle? If they are, how often and how many times do they occur during the 8-hour TIB cycle? Please explain.

Adult Phase II Clinical Trial, p. 41
48. Please introduce your discussion of p-values and explain what they are, how they are interpreted, the definition of statistical significance and the parameters that establish such significance.
49. For this and elderly study, quantify the averages and highs and lows for the different measured parameters mentioned, including WASO,
TST, SE, LSO, etc. and contrast those numbers with those observed before the studies started, the basepoints, from which you measured.
50. For each of the two studies, disclose the treatment periods and drug-free intervals. Also, state whether any patients dropped out or otherwise stopped treatment in either of the studies and why they did so.

Commercialization Strategy, p. 46
51. State the current status of your sales organization and internal marketing structure.

Technology in-licenses, p. 46
52. For each of the licenses listed in this section, please disclose the aggregate milestone payments that will be paid under the agreement. For instance, we note that you have stated previously that there are up to $10 million in milestone payments for the lead indication, pathological gambling, etc. in connection with the BioTie agreement.

Government Regulation, p. 51
53. This disclosure is very generic, in that it could apply to any company trying to develop drugs which require FDA approval.
Therefore, you should expand the disclosure to state how it applies to your company and more specifically, to each of your product candidates.
54. You mention Orphan Drug Designation in this section. Have you applied for this designation? Do you plan to?

Management, p. 57
55. In the biographies for Mr. Cohen and Ms. Dube, explain more specifically for whom they worked and what they did while serving as independent advisors and consultants during periods encompassed by the last five years. Likewise, disclose what Ms. McGilley did professionally during the 2002-2003 period for which you currently provide no information.

Board Composition, p. 60
56. You state that ProCom One will have the right to designate one director for the term of the license agreement you mention.
Please
disclose the length of this term.


Employment Agreements..., p. 65
57. Disclose the base salaries for each of the agreements you mention.

Certain relationships and related party transactions, p. 74
58. Please disclose who determined the prices associated with each transaction you mention in this section and state how that price was determined.

Principal Stockholders, p. 78
59. Please disclose who has voting and dispositive power over the shares held by MGM Capital, Domain Associates, BAVP, Montreux Equity
Partners and Prospect Venture Partners.
Description of Capital Stock, p. 81
60. You state that the discussion in this section does not contain all of the information that may be important to an investor. Please revise this language to state and ensure that all material information concerning the securities, corporate documents and other matters discussed in this section is disclosed.

Shares Eligible for Future Sale, p. 85
61. Please disclose the number of shares you plan to register on Form
S-8 registration statements and mention the number of shares subject to registration rights.
Underwriting, p. 90
62. We note that the underwriters will make arrangements to host or access your preliminary prospectus on the Internet. Please identify any third parties that will host the prospectus on their website along with the internet address for each such underwriter. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
63. We note that the underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. Please tell us the procedures they will use and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
64. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Financial Statements
Notes to Financial Statements
Note 1. Stock Based Compensation, page F-10

65. Disclose the weighted-average risk free interest rate assumption.

Note 5. Redeemable Convertible Preferred Stock and Stockholders`
Equity
Series C Redeemable Convertible Preferred Stock and Related
Warrant,
page F-17

66. Please show us how the net warrant liability was calculated at inception of the arrangement.

67. We note on page F-18 that it appears the reasons you have classified Series C preferred stock as mezzanine equity is due to the fact the redemption option does not begin until June 1, 2010, and that a majority of the holders of the Series C preferred stock need to request redemption, which makes the Series C preferred stock conditionally redeemable. It would appear that paragraph 9 of SFAS
150 would indicate that your Series C preferred stock should be classified as a liability and not mezzanine equity since you have an obligation to redeem the shares at the option of the holders at a specified date. Please explain to us why you believe the request by the majority holders of the Series C preferred stock to redeem is a conditional obligation and not an event certain to occur and why you do not believe your Series C preferred stock should not be classified as a liability.

Stock Options, page F-19

68. Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2004 through the date of your response. In addition, please disclose the following in the financial statements:

* The date of each issuance;
* The number of options granted or shares issued;
* The exercise price or per share amount paid;
* Management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* The intrinsic value, if any, per option;
* The identity of the recipient, indicating if the recipient was a related party;
* The amount of any compensation expense recognized;
* The method used in valuing the issuance;
* Whether the valuation was contemporaneous or retrospective;
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Joe Roessler at (202) 551-3628 or Lisa Van Joske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Cheston Larson
   	Latham & Watkins
   	12636 High Bluff Drive
   	Suite 400
   	San Diego, California 92130-2071
   	Fax (858) 523-5450
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